CHINA MEDICINE CORPORATION
Guangri Tower, Suite 702
No. 8 Siyou South 1st Street
Yuexiu District
Guangzhou, China 510600

January 8, 2008

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form SB-2/A - File No. 333-133283

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, China Medicine Corporation (the "Company") hereby makes application to withdraw Amendment No. 5 to its Registration Statement on Form SB-2/A, File No. 333-133283 (the "Registration Statement"), together with all exhibits and amendments thereto. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2008. The Registration Statement has not been declared effective, and no securities have been offered or sold under the Registration Statement.

The Company’s filing service mistakenly filed the Registration Statement as a pre-effective amendment under the heading “SB-2/A” instead of a post-effective amendment under the heading “POS AM” in the Commission’s electronic filing system (“EDGAR”). The Company wishes to withdraw the Registration Statement in order to re-file the Registration Statement under the correct heading in EDGAR.

The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the attorney for the Company, Darren Ofsink, Esq., of Guzov Ofsink, LLC via facsimile at (212) 688-7273 and via U.S. mail at 600 Madison Avenue, 14th Floor, New York, NY 10022. Should you have any questions regarding this matter, please call Mr. Ofsink at (212) 371-8008.

Sincerely,

/s/ Huizhen Yu
Huizhen Yu
Chief Financial Officer